Nexa Reports Fourth Quarter and Full Year 2022 Exploration Results

Luxembourg, February 13, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the fourth quarter of 2022 and full year of 2022. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2022 was focused on near-mine expansion brownfield and infill drilling, including the Aripuanã project which is in the ramp-up stage. Additional exploratory drilling also took place for greenfield projects with a favorable perspective.

At the end of 2022, cumulative drilling production reached 259,314 meters, of which 116,730 meters were exploratory drilling, including the Ambrex infill at Aripuanã, and 142,584 meters were operational infill drilling. Total exploratory drilling in 4Q22 was 25,722 meters, of which 11,596 meters in Peru, 11,202 meters in Brazil, and 2,924 meters in Namibia. Exploratory drilling planned for the next quarter includes 7,900 meters in Peru with eleven rigs and 8,300 meters in Brazil with nine rigs, totaling 16,200 meters.

Commenting on the report, Jones Belther, Senior Vice-President of Mineral Exploration & Business Development, said “During 2022 we achieved 95% of the planned activities with the execution of 116,730 meters of exploratory drilling out of the planned 123,300 meters. We achieved outstanding results in our brownfield program at Aripuanã with the Ambrex infill drilling confirming thick and high-grade mineralization, supporting the conversion of Inferred Mineral Resources to Indicated Mineral Resources. Drilling at Babaçu in 4Q22 also confirmed favorable high-grade intersections such as 26.0 meters @ 8.36% Zn, 2.74% Pb, 88.54g/t Ag and 0.15g/t Au, and 75.9 meters @ 5.65%Zn, 1.94% Pb, 26.14g/t Ag (including 25.2 meters @ 12.16% Zn, 4.47% Pb and 60.03g/t Ag).

Our brownfield exploration programs have progressed as planned and assay results continue to indicate that we can potentially extend the life of mine of our current operations. At Cerro Lindo, the Pucasalla target continued to be extended to the southeast with intersections greater than 4.0 meters as PECLD06461 with 34.0 meters @ 2.28% Zn, 0.55% Pb and 37.05g/t Ag. At the Pasco complex, the Integración orebody confirmed continuity in depth below the 3300 level in three holes with multiple intersections and hole PEEPD02339 with 9.2 meters @ 11.70% Zn, 7.16% Pb, 0.53% Cu, 66.71 g/t Ag and 1.07g/t Au opens a new mineralized zone to the NE of the Integración breccias. At the Porvenir Sur target, the PEEPD02401 drilling confirms mineralization in massive veins with high impact results, such as 6.1 meters @ 22.85% Zn, 13.71% Pb, 292.42g/t Ag and 0.74g/t Au. In the North Orebody, at the San Gerardo open pit mine, we confirmed the deep continuity of mineralization, highlighted by the hole PEATD01532 with 12.3 meters @ 0.75% Zn, 2.15% Pb, 32.97g/t Ag and 0.49 g/t Au.

Finally, in the Hilarión project, at the Hilarión Oeste target, located one kilometer southwest of the Hilarión deposit, new holes are confirming the mineralized skarn zone discovered in 3Q22, displayed as a parallel mineralized trend adjacent to the Hilarión deposit”.

Exploration Report – 4Q22 and 2022

Cerro Lindo

In 4Q22, the exploration program continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and at the Pucasalla target, 4.5 km to the northwest of the mine. Currently, there are five drilling rigs in operation.

During the period, a total of 5,787 meters of exploratory drilling and 11,991 meters of infill drilling were carried out, which totaled 25,122 meters and 52,060 meters in 2022, respectively. Underground exploration drilling included 1,924 meters in orebodies 9 and 10, and 1,010 meters at Pucasalla Sur. Another 2,853 meters of surface drilling was completed at Pucasalla.

The continuity to the southeast of the Pucasalla mineralized zone was confirmed with drilling PECLD06461 with 34.0 meters @ 2.28% Zn, 0.55% Pb and 37.05g/t Ag, and drilling PECLD06471, PECLD06574 and PECLD06578 with sections mineralized over 4 meters. Inside the mine, in the extension of OB 9 towards the east, the mineralized structure was reduced. In the drilling of OB 10, the depth extension was intersected by hole PECLD06536 with 84.20 meters of semi-massive pyrite sulfides (SSM). However, no economic mineralization was observed, only the presence of 35% pyrite. At Pucasalla Sur, the mineralized zones were not intersected.

CERRO LINDO 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PECLD06461	Pucasalla	576.0	610.0	34.0	2.28	0.55	0.03	37.05	0.05
PECLD06471	Pucasalla	560.5	569.7	9.2	2.21	0.14	0.03	3.85	0.12
And	Pucasalla	625.8	637.5	11.7	1.94	0.21	0.07	8.23	0.26
PECLD06574	Pucasalla	582.5	586.5	4.0	2.71	0.02	0.05	2.34	0.01
And	Pucasalla	644.4	649.0	4.6	1.89	0.74	0.01	3.84	0.02
PECLD06578	Pucasalla	780.60	785.30	4.70	2.33	0.39	0.00	8.94	0.01
And	Pucasalla	794.50	803.40	8.90	1.91	0.31	0.00	5.08	0.01
PECLD06626	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06573	Pucasalla Sur	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06550	OB 9	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06604	OB 9	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06536	OB 10	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 4Q22 and 2022

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Exploration Report – 4Q22 and 2022

For 1Q23, we plan to continue drilling the Pucasalla target from the surface with two rigs towards the southeast extensions (3,500 meters), and at Pucasalla Este (1,000 meters), with an additional rig. Inside the mine, the goal is to continue drilling at orebody 8 (1,500 meters with two rigs) and continue drilling at the Pucasalla Sur geophysical anomaly located 1 kilometer northwest of the mine with 1,500 meters.

El Porvenir

The exploration drilling strategy continues to focus on extending the existing satellite mineralized bodies along strike and at depth. In 4Q22, 3,552 meters of underground exploratory drilling and 7,963 meters of infill drilling were executed, totaling 16,656 meters and 36,034 meters in 2022, respectively. A total of 1,400 meters were drilled at the Integración orebody in 4Q22 with one rig, 1,105 meters at the Carmen Norte 3 target with one rig and 1,047 meters at Porvenir Sur with one rig. The Integración 3790 and 4050 targets were not drilled as planned in 3Q22 due to a delay in preparing the underground drilling platform and to prioritize drilling at Porvenir Sur on high grade mineralization.

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Exploration Report – 4Q22 and 2022

Drilling in 4Q22 was carried out inside the mine (underground). In the Integración target, drilling PEEPD02410 and PEEPD02391 confirmed the continuity of mineralization in breccias in deep zones at level 3300. Similarly, drilling PEEPD02339 confirmed the presence of massive structures and opened a new mineralized zone to the NE of the Integración breccias with results as 9.2 meters @ 11.70% Zn, 7.16% Pb, 0.53% Cu, 66.71 g/t Ag and 1.07g/t Au. Regarding the Porvenir Sur target, drilling PEEPD02401 confirmed mineralization in massive veins with high impact results, such as 6.1 meters @ 22.85% Zn, 13.71% Pb, 292.42g/t Ag and 0.74g/t Au.

EL PORVENIR 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEEPD02339	Integración	714.2	720.2	6.0	4.09	4.72	0.12	55.74	0.33
And	Integración	790.2	799.4	9.2	11.70	7.16	0.53	66.71	1.07
And	Integración	804.4	808.8	4.4	5.32	4.13	0.22	59.58	1.36
And	Integración	889.4	893.3	3.9	2.31	2.18	0.13	23.84	1.15
And	Integración	917.2	920.3	3.1	1.34	1.93	0.29	52.04	0.16
PEEPD02341	CN3	735.4	742.6	7.1	1.56	1.33	0.02	140.98	2.07
PEEPD02368	Porvenir Sur	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02383	Integración	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02390	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02391	Integración	327.9	331.0	3.1	0.09	0.06	0.1	215.86	0.42
And	Integración	360.7	367.3	6.6	3.78	0.84	0.05	158.83	0.52
And	Integración	369.5	373.1	3.6	2.11	0.39	0.02	45	0.42
And	Integración	413.8	419.0	5.2	1.13	1.29	0.04	218.71	0.6
And	Integración	423.6	427.3	3.7	0.93	0.78	0.02	254.74	0.28
And	Integración	436.6	442.5	5.8	0.64	0.49	0.02	92.5	0.33
PEEPD02401	Porvenir Sur	96.6	108.9	12.3	0.71	3.04	0.25	382.34	1.99
And	Porvenir Sur	376.3	379.4	3.1	1.33	0.75	0.04	54.19	0.08
And	Porvenir Sur	384.3	390.4	6.1	22.85	13.71	0.07	292.42	0.74
And	Porvenir Sur	545.8	551.9	6.1	2.1	1.45	0.06	221.84	0.32
PEEPD02410	Integración	228.7	231.8	3.0	1.55	0.05	0.06	7.21	2.56
And	Integración	298.6	301.8	3.2	0.38	0.23	0.04	144.22	0.27
And	Integración	535.5	547.3	11.8	2.5	0.7	0.09	27.1	0.24
And	Integración	562.1	576.6	14.5	6.45	2.69	0.05	70.4	0.19
PEEPD02416	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02425	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02438	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

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Exploration Report – 4Q22 and 2022

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Exploration Report – 4Q22 and 2022

For 1Q23, we plan to continue exploration of the Porvenir Sur body at level 3600 (1,500 meters with one rig) and Carmen Norte 3 (1,400 meters with one rig).

Atacocha

During 4Q22, drilling activities continued to test the lateral extensions of existing mineralized bodies at the San Gerardo open pit mine. Drilling was focused on Orebody 17 and at Orebody Norte. In 4Q22, 1,045 meters were drilled with one rig totaling 10,154 meters in 2022.

The continuity in depth of the Orebody Norte mineralization at San Gerardo open pit was confirmed with the PEATD01532 hole with 12.3 meters @ 0.75% Zn, 2.15% Pb, 32.97g/t Ag and 0.49 g/t Au. The drilling campaign during the quarter intersected new structures on the Orebody Norte vein system.

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Exploration Report – 4Q22 and 2022
ATACOCHA - SAN GERARDO - 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEATD01531	OB 17	8.5	9.9	1.4	1.02	6.33	0.02	122.67	20.70
And	OB 17	192.4	194.8	2.4	0.97	10.22	0.01	184.35	0.84
PEATD01532	OB Norte	33.4	45.6	12.3	0.75	2.15	0.01	32.97	0.49
And	OB Norte	223.3	225.2	1.9	1.99	1.13	0.01	34.41	0.92
And	OB Norte	269.4	270.4	1.0	4.64	1.52	0.01	29.24	0.84
PEATD01533	OB Norte	86.2	89.4	3.2	0.43	0.48	0.01	216.48	8.69
And	OB Norte	223.8	225.3	1.5	2.95	2.09	0.01	94.55	0.94
And	OB Norte	231.3	233.5	2.2	0.95	1.19	0.02	27.99	0.33
PEATD01534	OB Norte	23.1	24.9	1.9	1.85	2.14	0.02	160.56	0.35

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 4Q22 and 2022

No drilling activity is planned for 1Q23 at the San Gerardo open pit mine. Drilling is expected to be resumed in April 2023.

Hilarión

In 4Q22, a total of 2,257 meters were drilled at Hilarión, totaling 7,199 meters in 2022. During this quarter, drilling continued at Hilarión Oeste target, completing holes PEHILD000056 and PEHILD000057, with the goal of exploring the continuity of deep mineralization below elevation 4,200, the northern continuity from and the integration between Hilarión and Hilarión Norte that are aligned with the Andean trend of Hilarión. Drilling PEHILD000056 intercepted two important mineralized sections at elevation 4,600 with 28.0 meters @ 2.90% Zn, 0.20% Pb, 22.66 g/t Ag; and 9.5 meters @ 4.86% Zn, 0.19% Pb, 31.72 g/t Ag; but at elevation 4200 the mineralization and alteration were less intense, mainly presenting calcsilicates and dissemination of pyrite, pyrrhotite with traces of chalcopyrite. Drilling PEHILD000057 intercepted two important mineralized sections at elevation 4,500 with 46.6 meters @ 2.54% Zn, 0.48% Pb, 13.70 g/t Ag, and 26.4 meters @ 1.89 Zn, 0.14% Pb, 15.37 g/t Ag.

In 4Q22, significant intercepts included drillhole PEHILD000054 with 18.8 meters @ 4.03% Zn, and PEHILD000055 drillhole at 16.0 meters @ 4.72% Zn, 9.2 meters @ 4.46% Zn, 17.65 meters @ 3.77% Zn and 27.25 meters @ 2.41% Zn, associated with a zone of skarn and calcsilicates with retrograde alteration.

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Exploration Report – 4Q22 and 2022
HILARION - 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t
PEHILD000054	Hilarión Oeste	335.3	380.9	45.6	1.60	0.44	0.05	16.75
Including	Hilarión Oeste	335.3	342.0	6.7	3.15	0.37	0.03	11.12
Including	Hilarión Oeste	370.9	380.9	10.0	3.14	0.72	0.05	37.84
And	Hilarión Oeste	585.7	590.4	4.7	2.61	0.29	0.05	36.75
And	Hilarión Oeste	603.1	612.9	9.8	2.34	0.14	0.01	19.51
And	Hilarión Oeste	615.5	626.4	10.9	1.91	0.13	0.04	19.57
And	Hilarión Oeste	654.8	673.6	18.8	4.03	0.23	0.08	34.44
Including	Hilarión Oeste	654.8	669.4	14.6	4.65	0.27	0.10	39.16
And	Hilarión Oeste	874.4	887.3	12.9	2.07	0.04	0.01	10.41
Including	Hilarión Oeste	877.6	883.6	6.0	3.00	0.06	0.02	14.70
PEHILD000055	Hilarión Oeste	25.4	33.6	8.2	1.97	1.95	0.01	43.77
Including	Hilarión Oeste	30.4	33.6	3.2	3.33	3.17	0.01	70.08
And	Hilarión Oeste	70.8	79.7	8.9	1.74	1.44	0.01	27.71
Including	Hilarión Oeste	76.0	79.7	3.7	2.98	3.15	0.02	58.50
And	Hilarión Oeste	85.7	94.2	8.5	1.45	1.33	0.01	24.22
And	Hilarión Oeste	114.1	118.2	4.1	1.29	1.03	0.01	20.76
And	Hilarión Oeste	169.0	185.0	16.0	4.72	2.55	0.09	66.06
Including	Hilarión Oeste	171.6	184.3	12.7	5.58	3.15	0.10	78.05
And	Hilarión Oeste	236.7	245.8	9.2	4.46	0.34	0.01	22.69
Including	Hilarión Oeste	241.0	244.3	3.3	9.61	0.45	0.01	29.46
And	Hilarión Oeste	453.6	467.5	13.9	1.84	0.17	0.00	17.89
And	Hilarión Oeste	791.4	809.0	17.7	3.77	0.01	0.04	2.83
Including	Hilarión Oeste	791.4	796.5	5.1	5.95	0.01	0.06	7.52
Including	Hilarión Oeste	803.9	809.0	5.1	6.68	0.00	0.01	0.73
And	Hilarión Oeste	904.7	909.2	4.6	3.28	0.01	0.08	6.77
And	Hilarión Oeste	922.1	949.3	27.3	2.41	0.07	0.03	5.41
Including	Hilarión Oeste	940.5	948.9	8.4	4.87	0.01	0.04	5.65
And	Hilarión Oeste	956.0	959.7	3.8	2.69	0.00	0.03	1.56
PEHILD000056	Hilarión Oeste	27.0	39.8	12.8	1.48	1.47	0.02	34.12
Including	Hilarión Oeste	34.4	38.3	3.9	2.52	2.66	0.03	62.42
And	Hilarión Oeste	94.7	101.4	6.7	1.78	0.52	0.02	33.41
And	Hilarión Oeste	195.8	223.8	28.0	2.90	0.20	0.01	22.66
Including	Hilarión Oeste	198.4	206.4	7.9	6.58	0.35	0.02	40.37
Including	Hilarión Oeste	213.5	217.8	4.3	2.78	0.12	0.01	24.14
And	Hilarión Oeste	302.0	311.5	9.4	4.86	0.19	0.01	31.72
And	Hilarión Oeste	472.3	475.9	3.6	2.22	0.01	0.27	13.38
PEHILD000057	Hilarión Oeste	403.1	407.4	4.3	1.97	0.13	0.01	15.04
And	Hilarión Oeste	450.3	496.9	46.6	2.54	0.48	0.07	13.70
Including	Hilarión Oeste	455.7	472.9	17.2	2.41	0.81	0.05	18.30
Including	Hilarión Oeste	476.6	495.4	18.8	3.62	0.31	0.10	13.60
And	Hilarión Oeste	502.7	509.3	6.6	2.17	0.13	0.04	6.37
And	Hilarión Oeste	562.8	589.2	26.4	1.89	0.14	0.03	15.37
Including	Hilarión Oeste	584.2	588.1	3.9	3.49	0.18	0.06	22.39

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 4Q22 and 2022

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Exploration Report – 4Q22 and 2022

No drilling activities are planned for 1Q23 at Hilarión. Geological mapping and surface sampling will be carried out at the Chaupijanca target, located in the southwest extension of the Hilarión target, and drilling is planned to resume during 2Q23.

Vazante

In 2022, the brownfield exploration at Vazante focused on expanding existing mineralized zones in the northern extension of the mine and at the Varginha Norte trend. In 4Q22, 2,410 meters of exploratory drilling were completed in the Extremo Norte area with two rigs. Another 11,595 meters of infill drilling were carried out with three rigs at the Vazante mine totaling 4,599 meters and 37,548 meters in 2022, respectively.

In 4Q22, the project focused on extending the mineralized zones at Extremo Norte, as well as testing the NE continuity of the Varginha Norte trend. High Zinc grade willemite bearing intersections in the Extremo Norte area extended the mineralized zones in this area, and hole BRBVZEND000057 confirmed the continuity of similar mineralization from the Varginha Norte System to the NE. Assay results are pending, but mineralized intersections are expected to assay between 15 and 25% Zn.

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Exploration Report – 4Q22 and 2022
VAZANTE 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Ag g/t
BRBVZEND000053	Extremo Norte	641.4	644.4	3.0	PAR	PAR	PAR
BRBVZEND000054	Extremo Norte	PAR	PAR	PAR	PAR	PAR	PAR
BRBVZEND000055	Varginha Norte	NSI	NSI	NSI	NSI	NSI	NSI
BRBVZEND000056	Extremo Norte	613.7	615.1	1.3	PAR	PAR	PAR
And	Extremo Norte	649.3	650.3	1.0	PAR	PAR	PAR
BRBVZEND000057	Varginha Norte	115.1	116.1	1.0	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.5% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to” no significant intercept”. PAR refers to “pending assay results”.

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Exploration Report – 4Q22 and 2022

For 1Q23, we plan to continue the extension drilling program in the Extremo Norte area, where we plan to drill 2,300 meters with two rigs.

Morro Agudo

No exploratory drilling was carried out during 4Q22 at Bonsucesso after the completion of the 2022 campaign in the last quarter. A total of 7,830 meters of exploratory drilling and 233 meters of infill drilling were carried out at Bonsucesso in 2022. At the Morro Agudo mine, 1,360 meters of infill drilling were carried out in 4Q22, totaling 6,788 meters in 2022.

The drilling carried out at Bonsucesso in 2022 confirmed a deeper central plunging structure expanding the mineralized envelope in this deposit. The Bonsucesso project will be reviewed during 2023, but no drilling is planned for 2023. The confirmation of zinc and lead mineralization at Poções with similar grades and signatures compared to Bonsucesso encourages further investigation along the four-kilometer trend between the two targets.

Aripuanã

The Aripuanã exploration strategy focuses on increasing Mineral Resources at the Ambrex orebody and Babaçu exploration target, which lies to the southeast of the Ambrex deposit. The 2022 Ambrex infill drilling campaign was completed during 3Q22, and the drill rigs were moved to the Babaçu for an exploratory campaign and infill program during 4Q22.

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Exploration Report – 4Q22 and 2022

In 4Q22, 2,610 meters of infill drilling were completed at Babaçu with two rigs and an additional 6,183 meters of exploratory drilling was completed at Babaçu. A total of 34,258 meters of infill drilling and 11,773 meters of exploratory drilling were completed in 2022.

Assay results received in 4Q22 from the Ambrex infill program are highlighted by holes BRAPD000141 with 28.0 meters @ 4.85% Zn, 1.05% Pb, hole BRAPD000147 with 11.0 meters @ 3.07% Zn and 0.29% Pb, 1.99% Cu, 32.62g/t Ag and 0.52 g/t Au, hole BRPAD000148 with 8.8 meters @ 15.56% Zn, 7.09% Pb, 129.92g/t Ag and 0.65g/t Au, and by hole BRPAD000153 with 24.3 meters @ 6.79% Zn and 2.36% Pb. The drillholes indicate that mineralization has been confirmed supporting the conversion of Inferred Mineral Resources to Indicated Mineral Resources.

The Babaçu exploration campaign demonstrated strong results, observed in hole BRAPD000163 with several intersections such as 26.0 meters @ 8.36% Zn, 2.74% Pb, 88.54g/t Ag and 0.15g/t Au, and 75.9 meters @ 5.65%Zn, 1.94% Pb, 26.14g/t Ag (including 25.2 meters @ 12.16% Zn, 4.47% Pb and 60.03g/t Ag).

ARIPUANÃ 4Q22 - MAIN INTERSECTIONS - AMBREX results received in 4Q22
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000121	Ambrex	424.9	483.0	58.1	2.38	0.97	0.01	11.56	0.08
Including	Ambrex	444.4	465.0	20.6	3.89	1.46	0.01	15.84	0.15
BRAPD000122	Ambrex	175.7	224.0	48.3	3.74	0.94	0.08	33.46	0.06
Including	Ambrex	192.7	217.3	24.6	5.16	1.52	0.08	54.17	0.08
And	Ambrex	236.5	264.2	27.8	2.66	0.73	0.02	19.16	0.08
Including	Ambrex	236.5	252.8	16.4	3.81	0.93	0.02	20.99	0.06
Including	Ambrex	259.8	264.2	4.4	2.46	1.06	0.05	36.78	0.25
And	Ambrex	347.4	359.6	12.2	2.89	0.87	0.03	17.64	0.13
And	Ambrex	400.6	409.9	9.3	3.79	1.11	0.03	10.73	0.07
BRAPD000123	Ambrex	172.5	214.0	41.5	3.12	1.15	0.05	34.39	0.05
And	Ambrex	343.0	404.6	61.6	3.82	1.71	0.03	43.78	0.17
Including	Ambrex	343.0	360.0	17.0	6.86	4.18	0.01	112.35	0.25
Including	Ambrex	376.9	389.5	12.7	3.69	1.25	0.04	30.14	0.15
Including	Ambrex	394.8	400.9	6.1	9.90	2.37	0.17	42.48	0.31
And	Ambrex	412.8	445.4	32.6	2.95	0.77	0.03	11.67	0.03
Including	Ambrex	437.1	445.4	8.3	6.80	1.35	0.07	13.96	0.03
BRAPD000141	Ambrex	305.5	335.9	30.4	4.53	1.94	0.04	35.73	0.10
Including	Ambrex	305.5	313.9	8.4	4.78	1.05	0.05	33.62	0.05
Including	Ambrex	321.0	335.9	14.9	6.50	3.04	0.04	46.62	0.17
And	Ambrex	356.0	384.0	28.0	4.85	1.05	0.10	29.38	0.11
Including	Ambrex	369.4	383.0	13.6	7.14	1.56	0.15	26.13	0.17
And	Ambrex	408.0	432.9	24.9	2.38	1.68	0.04	64.27	0.04
Including	Ambrex	422.4	430.9	8.5	5.22	3.06	0.03	114.37	0.07
BRAPD000147	Ambrex	349.0	364.0	15.0	3.19	0.26	0.03	4.05	0.04
And	Ambrex	396.0	416.6	20.6	2.94	0.13	0.10	2.78	0.06
Including	Ambrex	408.0	416.6	8.6	3.97	0.12	0.13	3.93	0.09
And	Ambrex	446.0	457.0	11.0	3.07	0.29	1.99	32.62	0.52
Including	Ambrex	446.0	451.3	5.3	2.56	0.36	3.60	44.03	0.82
BRAPD000148	Ambrex	92.2	122.6	30.4	4.94	2.13	0.07	40.94	0.32
Including	Ambrex	92.2	101.0	8.8	15.56	7.09	0.07	129.92	0.65
BRAPD000153	Ambrex	431.5	476.0	44.5	4.44	1.51	0.04	32.98	0.11
Including	Ambrex	432.8	457.0	24.3	6.79	2.36	0.06	51.65	0.15
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Exploration Report – 4Q22 and 2022
ARIPUANÃ 4Q22 - MAIN INTERSECTIONS - Babaçu drilling
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000127	Babaçu	571.3	694.8	123.5	3.65	1.57	0.10	30.54	0.13
Including	Babaçu	594.1	626.5	32.4	7.23	3.19	0.09	65.77	0.25
Including	Babaçu	634.3	647.5	13.3	5.10	1.91	0.02	28.11	0.10
Including	Babaçu	661.4	678.4	17.0	4.58	2.28	0.31	33.88	0.22
Including	Babaçu	686.8	694.8	8.0	2.59	1.23	0.02	41.73	0.04
And	Babaçu	740.3	864.5	124.2	2.52	0.70	0.37	31.99	0.10
Including	Babaçu	740.3	761.9	21.6	3.57	1.21	0.01	54.73	0.13
Including	Babaçu	787.5	806.4	18.9	8.69	2.43	0.03	59.56	0.11
Including	Babaçu	825.8	849.5	23.7	1.09	0.19	1.13	25.04	0.12
Including	Babaçu	856.6	860.5	3.9	0.24	0.04	2.96	42.12	0.23
BRAPD000163	Ambrex	108.0	126.0	18.0	4.57	1.41	0.06	42.91	0.10
Including	Ambrex	114.5	122.0	7.5	9.73	3.20	0.05	84.46	0.11
And	Babaçu	635.1	661.0	26.0	8.36	2.74	0.06	88.54	0.15
Including	Babaçu	651.0	661.0	10.0	13.21	4.51	0.07	126.96	0.26
And	Babaçu	687.6	763.5	75.9	5.65	1.94	0.06	29.14	0.08
Including	Babaçu	687.6	691.2	3.6	15.51	4.62	0.03	91.28	0.11
Including	Babaçu	717.0	742.5	25.5	12.16	4.47	0.16	60.03	0.20
And	Babaçu	837.7	846.3	8.5	12.19	4.62	0.05	63.93	0.11
And	Babaçu	875.2	879.9	4.8	3.23	0.89	0.03	41.71	0.17

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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Exploration Report – 4Q22 and 2022

For 1Q23, the infill drilling campaign will be focused in the Babaçu deposit, for resource conversion (5,000 meters) and resource expansion at the northwest extension (1,000 meters) with eight rigs.

Namibia

Namibia is strategically important to Nexa for the development of copper exploration projects and mining activities outside Latin America. The Otavi and Namibia North joint venture projects are strategically placed in a copper province in the northern part of the country. Exploratory work in Namibia is expected to target high-grade copper sediment hosted deposits along the fertile Tsumeb and Kombat belts.

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Exploration Report – 4Q22 and 2022

The 2022 drilling program was completed in late December, with a total of 9,061 meters drilled in both projects. The focus was testing the strike-extensions of T-13 target in the Otavi project and test the potential of the Deblin fault system in the Namibia North project.

For 2023, our aim is to complete the reevaluation of the exploratory potential of Otavi project and continue testing exploration targets in Namibia North, including Askevold and, Deblin, as wells as new target areas.

Otavi Project

The drilling program continued at T-13 target, focused on the extension of existing mineralization upwards and along strike of the shear zone that controls the known mineralization. A total of 823 meters were drilled in 4Q22, totaling 3,039 meters in 2022. Drilling was below plan due to technical issues in core recovery near the fault zone. In addition, there was a budget reduction that contributed to lesser drilling metreage.

Three holes were drilled along the main fault zone, all of them with no significant results. The hole NAOTVD000112 drilled in the last quarter intersected two mineralized intervals in the upward extension of T-13, assaying 3.70% Cu over 23.0 meters and 2.70% Cu over 16.3 meters.

OTAVI - 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%	Ag g/t
NAOTVD000112	T-13	62.0	85.0	23.0	3.70	11.90
And	T-13	97.2	113.5	16.3	2.70	78.90
NAOTVD000117	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000118	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000119	T-13	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper over three meters or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”.

No drilling activity is planned for 1Q23 at the Otavi project. For 2023, we intend to a evaluate historical targets will be done, aiming to define the exploratory potential of the Otavi project. Drilling activities are scheduled to resume in June 2023, after definition of the 2023 budget.

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Exploration Report – 4Q22 and 2022

Namibia North Project

In the Namibia North project focused on testing geochemical and geophysics anomalies associated with the thrust fault system at the Deblin and Askevold targets. During 4Q22, a total of 2,100 meters were drilled with two drill rigs, below the planned 3,200 meters due to delays in the mobilization of the second rig by mid-November and completing only one hole. In 2022, a total of 6,022 meters were drilled at this project. The holes NANAND000047 and NANAND000048 drilled in 3Q22 returned assayed results in 4Q22. Hole NANNAND000048 confirmed three mineralized intersections with 3.0 meters @ 0.72% Cu, 6.9 meters @ 0.53% Cu and 12.0 meters @ 2.16% Cu. Remaining holes drilled at Askevold and Deblin with pending assay results.

Namibia North - 4Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%
NANAND000047	Askevold	NSI	NSI	NSI	NSI
NANAND000048	Askevold	5.1	8.1	3.0	0.72
And	Askevold	27.1	34.0	6.9	0.53
And	Askevold	75.0	87.0	12.0	2.16
NANAND000049	Askevold	PAR	PAR	PAR	PAR
NANAND000050	Askevold	PAR	PAR	PAR	PAR
NANAND000051	Askevold	PAR	PAR	PAR	PAR
NANAND000052	Askevold	PAR	PAR	PAR	PAR
NANAND000010	Deblin	PAR	PAR	PAR	PAR
NANAND000053	Deblin	PAR	PAR	PAR	PAR
NANAND000054	Askevold	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper over three meters or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to “no significant intercept”. PAR refers to “pending assay results”.

No drilling activity is planned for 1Q23 at Namibia North. Drilling is scheduled to resume in April after 2023 budget is determined. Drilling is expected to focus on testing the strike extensions of Deblin target, the remaining areas of Askevold target and new areas to be determined early 2023.

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Exploration Report – 4Q22 and 2022

General map of Nexa tenements in Namibia highlighting the active explorations targets and planned 2023 activities at the Otavi and Namibia North projects.

2023 Mineral Exploration Strategy

Our exploration strategy for 2023 is aimed at focusing on Mineral Resource expansion through brownfield and infill drilling near operating mines and extension drilling on advanced projects. A total of 78,185 meters of drilling is planned for 2023, including 45,000 meters in Peru (57%), 25,685 meters in Brazil (33%) and the remaining 7,500 meters in Namibia (10%).

At Cerro Lindo, we plan to drill a total of 32,000 meters including extension drilling at Pucasalla, Puca Punta, Mesa Rumi and Festejo targets, located in the northern side of Cerro Lindo mine and Orebody 8B, located southeast of known mineralized bodies of the mine. At El Porvenir, we plan to drill 6,000 meters on Integración target to extend the mineralized hydrothermal breccia to upper levels of the deposit. At Hilarión, we plan to drill 3,000 meters within two targets: El Padrino in the northwestern part of the Hilarión deposit and Chaupijanca to the southeast aiming to test a potential copper mineralization system and extend zinc mineralization in those areas. We will resume our drilling campaigns in Florida Canyon, with an expected 4,000 meters of drilling focused on expanding the Florida Canyon mineralization to the South on Florida Sur target.

At Aripuanã, the strategy is to drill 4,400 meters to extend the Babaçu body to the northwest and to test the mineralization gap between Link and Ambrex. An additional 11,200 meters of infill drilling is planned for Mineral Resources reclassification at Babaçu. At Vazante, we plan to carry out 10,085 meters of brownfield drilling at known orebody extensions.

In Namibia, we plan to drill 7,500 meters to continue investigating copper mineralization in Namibia North along the Deblin and Tsumeb trends.

We expect to continue advancing our drilling campaigns and developing our pipeline of projects, prioritizing belts for exploratory drilling and Mineral Resource expansion to consolidate our Zinc and Copper portfolio with optimized investments between them.

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Exploration Report – 4Q22 and 2022

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is starting the Aripuanã project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Exploration Report – 4Q22 and 2022

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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